

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 8, 2009

Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
CNX Gas Corporation
5 Penn Center West, Suite 401
Pittsburg, PA 15276-0102

>   **Re: CNX Gas Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 17, 2009**
>   **Schedule 14A Filed March 23, 2009**
>   **Response Letter Dated April 14, 2009**
>   **Response Letter Dated July 2, 2009**
>   **File No. 1-32723**

Dear Mr. Lyons:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   H. Roger Schwall
>   Assistant Director